QUARTERLY AND YEAR END REPORT BC FORM 51-901 (Previously Form 61) ISSUER DETAILS

Incorporated as part of:	X	Schedule A

	X	Schedule B & C

For Quarter Ended:	March 31,2005
Date of Report:	May 27,2005
Name of Issuer:	Anglo Swiss Resources Inc.
Issuer Address:	#1904-837 West Hastings Street Vancouver, BC, V6C 3N7
Issuer Fax Number:	604-683-7497
Issuer Phone Number:	604-683-0484

Contact Person:	Chris Robbins
Contact Position:	Vice President

Contact Telephone Number:	604-683-0484
Contact Email Address:	angloswiss@shaw.ca
Web Site Address:	www.anglo-swiss.com

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

Directors Signature:	“Len Danard”	Date signed:	05/27/2005
Directors Signature:	“Chris Robbins”	Date signed:	05/27/2005

Anglo Swiss Resources Inc.

Interim Financial Statements For the three months ended March 31, 2005 (expressed in Canadian dollars) UN-AUDITED PREPARED BY MANAGEMENT

Schedule A	Financial Information
Schedule B	Supplementary Information
Schedule C	Management Discussion

In accordance with National Instrument 51-102 released by the Canadian Securities Administrators, the Company discloses that its auditors have not reviewed the un-audited financial statements for the period ended March 31, 2005.

Notice to the Reader

The balance sheets of Anglo Swiss Resources, Inc. as at March 31, 2005 and the statements of income and deficit and changes in cash flows for the three months then ended have been compiled from information provided by management.

These statements have not been audited, reviewed or otherwise attempted to verify the accuracy or completeness of such information. Readers are cautioned that these statements may not be appropriate for their purposes.

Anglo Swiss Resources, Inc. Schedule A

Balance Sheet
_________________________________________________________________________________________
(expressed in Canadian dollars)

ASSETS	March 31,	December 31
	2005	2004
	$	$
Current assets
Cash and term deposits	74,362	167,735
Accounts receivable	6,327	4,446
Prepaid expense	1,972	2,299
	82,661	174,480
Reclamation bond	18,800	18,800
Fixed assets	1,003,767	1,005,164
Mineral properties	2,790,778	2,761,320
	3,896,006	3,959,764
LIABILITIES
Current liabilities
Accounts payable	104,840	102,569
Accrued property and capital taxes	76,800	75,300
Non current liabilities	-	-
Related parties
Due to related parties	129,685	136,824

SHAREHOLDERS' EQUITY
Capital stock	11,545,745	11,545,745
Warrants	196,840	196,840
Options	275,847	275,847
Contributed surplus	106,316	106,316
Deficit	(8,540,068)	(8,479,678)
	3,584,682	3,645,071
	3,896,006	3,959,764

Approved by the Directors: "Len Danard", Director" Chris Robbins", Director

(Un-audited - See Notice to Reader)

Anglo Swiss Resources, Inc. Schedule A

Statements of Income and Deficit

__________________________________________________________________________________
(expressed in Canadian dollars)

	3 Months Ended

	March 31,	December 31
	2005	2004

Interest and sundry income

Operating expenses
Exploration	0	0
Property taxes	1,500	1,380
Utilities	45	(398)

Other expenses	550	759

	2,095	1,741

	(2,050)	(1,711)

General and administrative expenses
Amortization	1,397	4,255
Consulting	15,000	15,000
Interest and bank charges	200	59
Professional fees	4,500	3,900
Exchange fees	7,247	8,612
Transfer agent fees	979	719
Office and miscellaneous	10,227	6,950
Shareholders' information	15,469	8,127
Travel and promotion	3,322	2,412
Stock-based compensation	-	8,055

Write-down of mineral properties	-	-

	58,340	58,088

Income (loss) before other items	(60,390)	(59,799)

Adjustment of prior year payable	-	-

Gain on settlement of debentures	-	-

Net loss for the period	(60,390)	(59,799)

Net loss per share	(0.00)	(0.00)

(Un-audited - See Notice to Reader)

Anglo Swiss Resources, Inc.

 Schedule A

Statements of Cash Flows

__________________________________________________________________________________

(expressed in Canadian dollars)

   3 Months Ended

March 31

March 31

      2005

      2004

Cash flows from operating activities

  Net loss for the period

(60,390)

       (59,799)

  Items not involving outlay of cash:

  - Amortization

   1,397

            4,255

  - Adjustment of prior years’ payables

 -

           -

  - Stock-based compensation

 -

            8,055

  - Write-down on mineral property

 -

           -

_______

       _______

(58,993)

        (47,489)

  Net change in non-cash working capital

  - Accounts receivable

(1,881)

       (156,095)

  - Pre-paid

    328

                (64)

  - Accounts payable/accrued liabilities

(3,368)

           54,380

_______

      _______

(63,914)

        (201,912)

Cash flows from investing activities

  Exploration & acquisition costs

(29,458)

         16,681

  Option receipt

-

          -

  Acquisition

-

          -

  Proceeds on sales of equipment

-

          -

  Funds on deposit

-

          -

______

        _______

(29,458)

          16,681

Cash flows from financing activities

  Advances from shareholders

-

          -

  Capital stock allotted for cash

-

          518,000

  Capital stock allotted for options

-

          -

  Capital stock returned to treasury

-

          -

  Settlement of accounts payable and other

-

          -

_______

      _______

-

          518,000

Increase (decrease) in cash during

       the period

(93,372)

          332,769

Cash, beginning of the period

 167,735

             22,165

Cash, end of the period

 74,362

           354,934

(Un-audited - See Notice to Reader)

Anglo Swiss Resources, Inc.

Schedule A Financial Information

________________________________________________________________________________
(expressed in Canadian dollars)

1. Nature of operations and going concern

The Company is in the business of the acquisition, exploration, exploration management and purchase of mineral properties, with the primary aim of developing them to a stage where the Company can exploit them profitably. The Company also has advanced its properties through joint venture partnerships, whereby proven companies manage the property with expertise in developing, designing and operating the extraction of mineral resources. At that stage, the Company's operations would, to some degree, be dependent on the prevailing market prices for any of the minerals produced by such operations. The Company currently does not have any producing properties and its current operations on its various properties are in the exploration stages, working towards establishing economic concentrations of minerals.

Before, during and after the quarter ended March 31, 2005, the Company was engaged in continued exploration of its precious and base metals property in British Columbia and simultaneously, a gemstone/graphite property and the newly acquired McAllister property (diamond exploration) all located in south-eastern British Columbia. As a result, the Company's future mineral exploration and mining activities may be affected in varying degrees by prevailing market prices, political instability and government regulations, the success of attracting joint venture partners, all of which are beyond the control of the Company.

At March 31, 2005, the Company had a total working capital deficiency of ($228,664) and without additional funding, will be unable to meet its obligations as they fall due. In addition, the Company will require additional financing to complete the exploration of its mineral properties. While the Company has been successful in raising the necessary funds to finance its exploration activities to-date, there can be no assurance that it will be able to continue to do so. Accordingly, there is substantial doubt about the ability of the Company to continue as a going concern.

Although the Company has taken steps to verify the title to mineral properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company's title. Property title may be subject to unregistered prior agreements, transfers, or native land claims, and title may be affected by undetected defects.

2. Interim un-audited financial statements

These interim financial statements follow the same accounting policies and methods of their application as the most recent annual financial statements and should be read in conjunction with the financial statements for the year ended December 31, 2004.

3. Capital stock

Authorized capital: 500,000,000 common shares without par value
400,000,000 preferred shares without par value

Issued and outstanding, March 31, 2005: # of Shares		Amount
	50,055,688	$11,545,745

4. Mineral properties

	Acquisition	Exploration
	costs	expenditures*	Total
	$	$	$

Kenville
Balance, Dec 31, 2004	1,595,596	(175,968)	1,419,628
Expenditures - 2005		(8,364)	(8,364)
* net of recoveries

	1,595,596	(167,604)	1,427,992

Blu Starr
Balance, Dec 31, 2004	812,306	516,560	1,328,866

Expenditures - 2005		437	437

	812,306	516,997	1,329,303

McAllister
Balance, Dec 31, 2004	0	12,826	12,826
Expenditures - 2005	-	20,657	33,483

Total	2,407,903	382,875	2,790,778

5. Significant Accounting Policies

These interim consolidated financial statements follow the same accounting policies and methods of their application as the most recent annual financial statements of the Company.

6. Related Party Transactions

During the first quarter of 2005 the Company incurred consulting fees of $15,000 ($15,000 – Q1 2004) for management services by directors or officers or organizations controlled by such parties. During the first quarter 2005, $6,000 was paid to directors ($0 – Q1 2004) and carries $129,685 payable to the same parties.

The Company also carries paid $67,115 to a law firm in which an officer is a partner of the firm during the first quarter 2005.

Anglo Swiss Resources, Inc.

Schedule B Financial Information
______________________________________________________________________________
(expressed in Canadian dollars)

For the three months ended March 31, 2005:
1. Breakdown of professional fees
Accounting	$4,500
Legal	-

$4,500

2.	Non-arm's length party transactions (a) Consulting fees charged to the company

Directors first quarter	15,000

15,000

(b) Expenditures made to non-arm's length parties

During the first quarter, $6,000 was paid as consulting fees to directors ($0 - First Quarter 2004.)

3. Directors at March 31, 2005

Len Danard	Leroy Wolbaum
Chris Robbins	Glen Macdonald

4. Securities issued during the first three quarters:

As per the IVA Fern Option Agreement, 50,000 common shares were issued subject to a four month hold period, ending June 1, 2005

5. Options granted or cancelled during the first three quarters:

Security	Number	Exercise Price	Expiry date	Cancel date
Options Expired	(1,125,000)	($0.21)	21-March-2005	N/A

6.	Share capital

(a) Authorized and issued share capital at March 31, 2005

	Authorized capital:	500,000,000 common shares without par value
		400,000,000 preferred shares without par value
	Common shares issued and outstanding:		50,055,688
(b) Stock warrants outstanding at March 31, 2005
Security	Number	Exercise Price	Expiry date
Warrants	5,180,000*	$0.15	29-September-2005

* Effective March 24, 2005 the Company extended the March 29, 2005 expiration date of the 5,180,000 warrants to September 29, 2005.

Anglo Swiss Resources, Inc.

Schedule B Supplementary Information

_________________________________________________________________________________________
(expressed in Canadian dollars)

For the quarter ended March 31, 2005:
6.	Share capital (cont.)

(c) Number of shares in escrow or pooling agreement

Number of shares	NIL
(d) Stock options outstanding
Security	Number Exercise Price	Expiry date
Options	1,000,000	$0.10	Jan 23, 2007
Options	1,125,000	$0.10	Feb 17, 2008
Options	2,200,000	$0.10	Feb 12, 2009
Options	1,000,000	$0.10	Sep 28, 2009
Total	5,325,000

The Company has adopted the fair value based method of accounting for stock based compensation for all individuals, effective January 1, 2004. Pro forma earnings information determined under the fair value method of accounting for stock options is as follows

Net loss for the period	March 31, 2005

Reported		$(60,390)
Compensation Expense	-
Pro-forma		$(60,390)

Basic and diluted loss per share
Reported		$(0.00)

Pro-forma		$(0.00)

The fair value of stock options used to calculate compensation expense is estimated using the Black-Scholes Option Pricing Model with the following assumptions:

_________________________________________________________________________________________

Risk-free interest rate	3.98%
Expected dividend yield	-
Expected stock price volatility	108.00%

Expected option life in years	4.00

Option pricing models require the input of highly subjective assumptions including expected price volatility. Changes in the subjective input assumptions can materially effect the fair value estimate, and therefore the existing models do not necessary provide a reliable single measure of the fair value of the Company's stock options.

END Schedule B

FORM 51-102F1 ANGLO SWISS RESOURCES INC. Interim Management’s Discussion and Analysis Period Ended March 31, 2005

DATED May 27, 2005 Forward-Looking Information

This quarterly management discussion and analysis (“Quarterly MD&A”) contains forward-looking statements and information relating to Anglo Swiss Resources Inc. (“Anglo Swiss” or the “Company”) that are based on the beliefs of its management as well as assumptions made by and information currently available to Anglo Swiss. When used in this document, the words “anticipate”, “believe”, “estimate”, and “expect” and similar expressions, as they relate to the Company or its management, are intended to identify forward-looking statements.

This Quarterly MD&A contains forward-looking statements relating to, among other things, regulatory compliance, the sufficiency of current working capital, the estimated cost and availability of funding for the continued exploration and development of Anglo Swiss’ exploration properties. Many factors could cause the actual results, performance or achievements of Anglo Swiss to be materially different from any future results, performance or achievements are expressed or implied by such forward-looking statements. Important factors are identified in this Quarterly MD&A.

Overall Performance

Anglo Swiss is a mineral exploration company listed on the TSX Venture Exchange as a Tier 2 company. The Company is also inter-listed in the United States on the OTC Bulletin Board and effective February of 2004 quoted on the Berlin Exchange in Germany.

Anglo Swiss’ current exploration focus is in south-eastern British Columbia as it controls three properties located in the Nelson and Slocan districts; the Kenville Mine property, looking for precious and base metals; the Blu Starr property which hosts a variety of gemstones, (sapphire, gem garnet, iolite, plus other semi-precious gemstones and a 2000 meter flake graphite discovery); and the recent addition of the 31,000 hectare McAllister property staked for diamond potential.

A 2 kilometer logging road was completed during 2004 at the Kenville property under a Ministry of Energy and Mines work permit and a license to cut from the Ministry of Forestry. The logging was undertaken to build roads in preparation for trenching and a drill program on a relatively unexplored area of the property. A verbal agreement with the OJVA group provided for the road to be built, all exploration is the responsibility of the optionees, as per the terms and conditions of the OJVA.

The Company has no plans in either the first or second quarter of 2005 in respect to the Kenville property; The OJVA requires the final $35,000 anniversary payment to the Company in Q3 2005 and the Company will re-evaluate the situation at that time.

The Blu Starr property was subject to a Joint Participation Agreement with Hampton Court Resources (“Hampton”), entered into in April of 2000, which expired in April of 2003. Hampton has earned a 10% working interest in the staked mineral claims on property to-date; a further 10% is subject to a joint review of the expenditures. Sufficient work has been undertaken on the staked mineral claims and banked forward to provide the Company control of these 188 mineral claims through 2007.

Anglo Swiss filed a Notice of Work in 2004 with the Ministry of Energy and Mines to perform drilling and trenching of the alluvial placer claims held within 13 placer claims overlain on the Blu Starr mineral staked claims in the Slocan Valley. The Company owns 100% of these placer claims. The permit was for 10 drill locations, sites were located by GPS, flagged and all approvals obtained by any private property owners during the fall of 2004. The drill program was postponed to 2005 as the Company focused all its efforts on the acquisition of the McAllister property. The Company anticipates completing the drill program during the 2005 season.

The Company acquired 100% of 31,000 hectares in a contiguous claim group known as the “McAllister Group,” located 13.5 kilometres southeast from the City of Nelson, British Columbia. The company’s original claim in this area, the McAllister Diatreme, has been identified as the host of a potential diamondiferous lamproite.

The staking was completed on January 13, 2005 to ensure a significant land base to include additional areas of interest in the Nelson Mining District, where Anglo Swiss discovered its first diatreme. The Company also believes that a second diatreme has been identified approximately 4 kilometres from the McAllister Diatreme, which suggests that a cluster of diatremes may be present in the area.

The Company entered into an option to purchase agreement dated February 1, 2005 to acquire the Iva Fern group of claims made up of two Crown-granted mineral claims and three reverted Crown-granted claims. The claims are situated within the company's 31,000-hectare McAllister claim group in south-eastern British Columbia and complement the existing holdings.

The option to purchase agreement, received regulatory approval on February 16, 2005, provides for a payment of $50,000 plus 200,000 common shares to be paid in instalments on the anniversary dates of the agreement, ending Feb. 1, 2010.

Work programs for the 2005 season are currently being developed by the Company’s geologist for the McAllister and Iva Fern claims.

Selected Annual Information

The following table summarizes selected financial data for Anglo Swiss for each of the three most recently completed financial years. The information set forth below should be read in conjunction with the consolidated audited financial statements, prepared in accordance with Canadian generally accepted accounting principles, and related notes.

	2004	2003	2002

General & administrative expenses	279,816	$ 196,596	173,451

Write off of exploration costs on outside	NIL	$ 25,000	NIL
properties and properties abandoned

Warrants Expensed	196,840	NIL	NIL

Stock Based Compensation Expensed	227,901	$47,946	NIL
for Non-Employees (Re-Stated)

Net Income (loss) from continuing operations:

- In total	($427,123)	($ 269,542)	($ 82,995)
- Basic and diluted loss per share	(0.01)	(0.00)	(0.00)

Total Assets	$3,959,764	$ 3,843,615	$ 3,899,540

Total long term liabilities	NIL	NIL	NIL

Cash dividends declared	NIL	NIL	NIL

The Company’s loss from over the past three years results from minor interest expense (or income), general and administration expenses, stock based compensation expensed for non-employees and write offs of the deferred exploration costs attributed to the properties in Ecuador. On January 1, 2004, the company adopted the fair value-based method of accounting for stock options granted to employees and directors.

Anglo Swiss’s general and administrative expenses have been fairly consistent over the past years, although in 2004, $279,816 was incurred; an increase of $83,220 compared to $196,597 for the year ended 2003. Shareholder’s information expense was $53,768 higher in 2004 ($80,972) than the $27,204 expensed in 2003. The Company was more active in all investor relations departments, taking advantage of the new interest in the market place for mining and junior mining companies. The Company among other things redesigned its website, contracted with Stockgroup for six months of promotion, advertised in industry print media and aggressively contacted existing shareholders and new contacts.

Travel and promotion activities also increased in 2004 to $17,161 with the new activity compared to $7,386 for 2003 plus filing fees related to the financing, option grants and permitting of work programs resulted in an increase to $30,079 –2004, from $9,632 for the year ended December 31, 2003. Professional fees for the 2004 year were lower at $21,688 than 2003 fees of $46,261, as the Company had litigation in 2003 over the OJVA at the Kenville property which was resolved in 2003.

During the year ended 2004 the Company received $91,561 consisting of $56,561 from the logging activities at the Kenville Mine property and $35,000 from the OJVA anniversary payment. The logging was completed within the same year.

Anglo Swiss’ total assets consist of cash and short-term deposits plus its resource property costs. Cash resources at 2004 year-end of $167,735 were higher than the 2003 year end cash position of $22,165 due to the private placement completed on March 29, 2004 of $518,000. The balance of its resource properties and the plant and equipment at the Kenville Mine property, is $ 3,766,484 at year-end 2004.

Results of operations – Three Months - 2005

The Company as earlier stated has undertaken preparation for exploration activities on both its Kenville and Blu Starr properties during 2004. At March 31, 2005 the Kenville property is carried at $1,427,992 in acquisition and exploration expenditures, plus fixed assets of certain plant and equipment of $1,003,767 for a total of $2,431,759. The Blu Starr and of course the McAllister properties are at more of a grass roots exploration stage and are carried at $1,329,303 and $33,483 respectively.

Cash resources at March 31, 2005 were reduced to $74,362 from $167,735 at December 31, 2004. The private placement completed in the first quarter of 2004 of $518,000 has provided the capital required for the Company to meet its current obligation through the first quarter and management believes it has sufficient cash resources available to meet its corporate responsibilities through the year end, 2005. The Company extended the expiration date of the 5,180,000 warrants attached to this financing to September 29, 2005 on March 24, 2005.

While the Company has been successful in raising funds in the past, and sourcing partners to advance its properties, there can be no assurance that it will be able to do so in the future. Accordingly, there is substantial doubt about the ability of the company to continue as a going concern.

Summary of Quarterly Results (Un-audited)

The following table sets out selected quarterly financial information of Anglo Swiss. Anglo Swiss’ interim financial statements are prepared by management, in accordance with Canadian generally accepted accounting principles and expressed in Canadian dollars.

Period	Revenues	Income or (Loss) from	Basic earnings	Fully Diluted Loss
		Continued Operation and	(Loss) per Share	per Share from
		Net Income (Loss)	from Continued	Continued
			operation and Net	operation and Net
			Income (Loss)	Income (Loss)

1st. Quarter 2005	NIL	($60,390)	(0.00)	(0.00)

4th. Quarter 2004	NIL	($177,742)	(0.003)	(0.00)

3rd. Quarter 2004	NIL	($111,839)	(0.00)	(0.00)

2nd. Quarter 2004	NIL	($77,743)	(0.00)	(0.00)

1st. Quarter 2004	NIL	($59,799)	(0.00)	(0.00)

4th. Quarter 2003	NIL	($156,745)	(0.00)	(0.00)

3rd. Quarter 2003	NIL	($43,504)	(0.00)	(0.00)

2nd. Quarter 2003	NIL	($39,457)	(0.00)	(0.00)

First Quarter

During Q1 of 2005, Anglo Swiss sustained a loss of $60,390 which is equivalent to the loss attributed to Q1 2004 ($58,799), as both quarterly operations consisted of general administrative expenses and no extraordinary events. The current quarter included an increase in investor relations/shareholder information of $15,469, higher than the first quarter of 2004 ($8,127) as the company is continuing its campaign to showcase the addition of the McAllister property for its diamond exploration to the investment community.

The Company also paid the first instalment payment of $5,000 (plus 50,000 common shares) for the Iva Fern Option as per the payment schedule of the agreement through 2010. There were no options granted in the first quarter of 2005; in the first quarter of 2004 a charge of $8,055 was recorded for stock-based compensation.

Liquidity

In management’s view given the nature of the Company’s activities, which consists of the acquisition, exploration, exploration management and purchase of mineral properties, the most meaningful and material financial information concerning the Company relates to its current liquidity and capital resources. The Company currently does not have any producing properties and its current operations on its various properties are in the exploration stages and have not derived any revenues from the sale of gold, gemstones or any other materials in the last three years. Before, during and after the first quarter ended March 31, 2005, the Company was engaged in continued exploration of its gold property and simultaneously a precious/semi-precious gemstone property and the newly acquired McAllister property (diamond exploration), all located in south-eastern British Columbia. As a result, the Company’s future mineral exploration and mining activities may be affected in varying degrees by prevailing market prices, political stability and government regulations, the success of existing partners, all of which are beyond the control of the Company.

The Company’s mineral exploration activities have been funded through the sales of common shares, and while the Company has also been successful in attracting partners to continue development and exploration of its properties, there is no assurance that these trends will continue indefinitely. The ongoing general and administrative obligations are dependent on financings as well and the Company expects to continue to utilize this source of funding until it develops cash flow from its operations. There can be no assurance, however, that the Company will be able to obtain the required financing in the future on acceptable terms, or at all.

Based on its existing working capital of $74,362 at March 31, 2005 the Company has a working capital deficiency of $228,664. The Company will require additional financing to further exploration of its mineral properties and to meet its ongoing obligations as they incur. The Company has not carried out debt financing nor has it made use of any financial instruments for hedging purposes. The Company had no material commitments for capital expenditures at the end of its most recent fiscal year.

Capital Resources

At March 31, 2005 Anglo Swiss had paid up capital of $11,545,745, representing 50,055,688 common shares without par value, and a deficit of $8,540,068 resulting in a shareholder’s equity (or net assets) of $3,896,006 (Q1 2004 - $4,311,608). Anglo Swiss has a working capital deficiency of $228,664 at March 31, 2005.

While the Company has been successful in raising funds in the past, and sourcing partners to advance its properties, there can be no assurance that it will be able to do so in the future. The Company may also finance itself through the exercise of options and warrants outstanding; although this avenue of funding is directly related to the capital markets and the future share price of its common shares within the marketplace and therefore should not be relied upon.

The Company raised $518,000 in the first quarter of 2004 in a private placement of 5,180,000 units consisting of 5,180,000 common shares and 5,180,000 warrants to purchase an additional 5,180,000 common shares at $0.15 per share, originally exercisable until March 29, 2005, subsequently extended to September 29, 2005.

The Company has at March 31, 2005 - 5,325,000 options granted at $0.10 per share to directors, officers and consultants that expire at various dates from February 2007 to September 2009.

The Option Joint Venture Agreement on the Kenville property has one anniversary payment of $35,000 remaining, due on August 29, 2005.

Additional Disclosure for Ventures without Significant Revenue

Additional disclosure concerning Anglo Swiss’ general and administrative expenses and resource property costs is provided in the Company’s Consolidated Statement of Loss and Deficit and the Consolidated Schedule of Resource Property Costs contained in its Consolidated Financial Statements for March 31, 2005 and the audited year end statements at December 31, 2004; both are available on the Company website at www.anglo-swiss.com or on its SEDAR page site accessed through www.sedar.com , in the United States through its EDGAR filings accessed at www.sec.gov.

Outstanding Share Data

Anglo Swiss’ authorized capital is 500,000,000 common shares without par value. As at May 31, 2005 there are

50,055,688 common shares issued and outstanding.			As at May 31, 2005 the following options and share purchase
warrants are outstanding:
	Number Granted	Price per Share Expiry Date
Options
Insiders (4)	1,000,000	$0.10	Jan. 23, 2007
	2,200,000	$0.10	Feb. 12, 2009
	1,000,000	$0.10	Sep. 28, 2009
Consultants
(3)	1,125,000	$0.10	Feb. 17, 2008
Total	5,325,000
Warrants	5,180,000	$0.15	Sep. 29, 2005
Contractual Obligations

There are no long or short term contractual obligations as of the date of this report.

Transaction with Related Parties

Anglo Swiss has accrued liabilities of $129,685 at March 31, 2005 (Q1 2004 - $138,802) due to directors and organizations controlled by directors. The Company incurred consulting fees of $15,000 in the first quarter of 2005 (2004 - $15,000) for management services in this regard and paid $6,000. The Company carries a payable of $67,115 to a law firm in which an officer is a partner of the firm.

Subsequent Events to March 31, 2005
None.
Changes in Accounting Policies

On January 1, 2004, the company adopted the fair value-based method of accounting for stock options granted to employees and directors. Accordingly, compensation expense was recorded on the grant of stock options to employees and directors as the exercise price is equal to or greater than the market price at the date of the grant.

During the quarter ended March 31, 2005, the company granted NIL stock options to employees, directors and non-employees and a related compensation cost of $0 has been recorded in the statement of loss and deficit. In the first quarter of 2004, $8,005 was recorded for the grant of 2,200,000 options, subsequently restated at year end December 31, 2004 to $142,000 for a total of 3,200,000 options granted during the same year.

Additional Information

Additional information is available at the Company website at www.anglo-swiss.com or on its SEDAR page site accessed through www.sedar.com , in the United States through its EDGAR filings accessed at www.sec.gov. The Company files a Form 20F in the United States and also files the Form 20F as its alternative form of Annual Information Form (AIF) in Canada.

Copies available by written request.

BY ORDER OF THE BOARD OF DIRECTORS OF ANGLO SWISS RESOURCES INC. DATED MAY 27, 2005 “LEN DANARD” Len Danard, President & CEO

FORM 52-109FTS

CERTIFICATION OF ANNUAL FILINGS DURING TRANSITION PERIOD

I, Len Danard, Chief Executive Officer of Anglo Swiss Resources Inc. certify that:

1.	I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuer’s Annual and Interim Filings) of Anglo Swiss Resources Inc., (the issuer) for the quarter ended March 31, 2005;

2.	Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings; and

3.	Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the period(s) represented in the annual filings.

Dated: May 27, 2005. “Len Danard” _____________________ Signature Chief Executive Officer _____________________ Title Anglo Swiss Resources Inc.

FORM 52-109FTS

CERTIFICATION OF ANNUAL FILINGS DURING TRANSITION PERIOD

I, Chris Robbins, Chief Financial Officer of Anglo Swiss Resources Inc. certify that:

1.	I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuer’s Annual and Interim Filings) of Anglo Swiss Resources Inc., (the issuer) for the quarter ended March 31, 2005;

2.	Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings; and

3.	Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the period(s) represented in the annual filings.

Dated: May 27, 2005. “Chris Robbins” _____________________ Signature Chief Financial Officer ____________________ Title Anglo Swiss Resources Inc.

ANGLO SWISS RESOURCES INC. SUITE 1904 - 837 WEST HASTINGS STREET VANCOUVER, BC V6C 3N7 604-683-0484 Fax: 604-683-7497

May 27, 2005

Via SEDAR

B.C. Securities Commission 5th. Floor 701 West Georgia Street Vancouver, B.C. V7Y 1M2
RE:	Anglo Swiss Resources Inc.
Mailing of First Quarter Un-audited Financial Statements
Period Ended March 31, 2005

We confirm that prior to the above date, the following material issued by the Company was forwarded by prepaid first class mail to each shareholder whose name appears on the Supplemental List established pursuant to National Instrument 54-101.

1.	Un-Audited Annual Financial Statements for the quarter year ended March 31, 2005.

2.	BC Form 51-901F Supplementary Information and Management’s Discussion and Analysis of Financial Condition and Results of Operations.

On behalf of the Board of Directors of,
Anglo Swiss Resources Inc.

PER: “Chris Robbins”

Mr. Chris Robbins
Vice President

VIA SEDAR:
cc: Alberta Securities Commission	cc: Ontario Securities Commission
cc: Quebec Securities Commission	cc: Nova Scotia Securities Commission
cc: TSX Venture Exchange

VIA EDGAR: cc: Securities and Exchange Commission	cc: OTC Bulletin Board